[BANNER CORPORATION LETTERHEAD]

January 6, 2015

Via EDGAR and E-Mail

Mr. Gus Rodriguez
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Banner Corporation
Amendment No. 2 to Registration Statement on Form S-4
File No. 333-199211

Dear Mr. Rodriguez:

Banner Corporation (“Banner,” “we,” “our” or “us”) has received your letter dated December 29, 2014, with respect to Amendment No. 1 to our Registration Statement on Form S-4 (“Registration Statement”). We have reviewed your comments and, where appropriate, have incorporated our responses into Amendment No. 2 to the Registration Statement, which is being filed today via EDGAR.  All changes have been marked.  In addition, we are providing the following responses to the comments in your letter.  To facilitate your review, we have included your comments in bold with our responses below:

Amendment No. 1 to Registration Statement on Form S-4

General

1.
Please tell us whether the financial information required under Rule 3-05 of Regulation S-X has been adequately provided in the registration statement for the proposed transactions between Banner and Siuslaw and AmericanWest Bank and the Bank of Sacramento.

Response:  We believe the financial information that is required under Rule 3-05 of Regulation S-X, is included in the Registration Statement, including the information that is incorporated by reference to our prior filings. The filings that have been incorporated by reference are specified under the heading “Where You Can Find More Information” on page 106 of the Registration Statement.  These filings contain financial information for Banner in the relevant Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.  In addition, our Current Report on Form 8-K that we filed on December 4, 2014, contains SKBHC LLC’s (“SKBHC”) audited financial statements for the years ended December 31, 2013 and 2012 and its unaudited financial statements for the nine months ended September 30, 2014 and 2013.Therefore, it provides all required financial information for SKBHC, the top tier holding company for Starbuck/AmericanWest.

Mr. Gus Rodriquez
U.S. Securities and Exchange Commission
January 6, 2015

We have determined that neither Siuslaw Financial Group, Inc. (“Siuslaw”) nor Greater Sacramento Bancorp (“GSB”) meet any of the conditions necessary to be considered a “Significant Subsidiary” as defined in Rule 1-02(w) of Regulation S-X and as modified by Rule 3-05(b)(2)(i).  As a result of this determination, we have not included financial statements for these entities in the Registration Statement.  However, we have included unaudited condensed statements of financial condition and statements of operations for both entities in the “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” on pages 68-90 of the Registration Statement.  We also have provided historical per share data for Siuslaw in the “Comparative Unaudited Pro Forma Per Share Data” on page 27 of the Registration Statement.

In making these determinations under Rules 1-02 and 3-05 of Regulation S-X as to Siuslaw and GSB we noted the following:

•	As of December 31, 2013, Siuslaw had total assets of $352.4 million, which was equal to 8.0% of Banner’s consolidated assets of $4.4 billion.

•	For the twelve months ended December 31, 2013, Siuslaw had net income from continuing operations of $3.1 million, which was equal to 6.7% of Banner’s net income of $46.6 million.

•	As of December 31, 2013, the estimated purchase price to be paid for Siuslaw was $59.3 million, which was equal to 1.4% of Banner’s consolidated assets of $4.4 billion.

•	As of December 31, 2013, GSB had total assets of $461.1 million, which was equal to 10.5% of Banner’s consolidated assets of $4.4 billion.

•	For the twelve months ended December 31, 2013, GSB had net income from continuing operations of $2.9 million, which was equal to 6.2% of Banner’s net income of $46.6 million.

•	As of December 31, 2013, the estimated purchase price to be paid for GSB was $59.6 million, which was equal to 1.4% of Banner’s consolidated assets of $4.4 billion.

Mr. Gus Rodriquez
U.S. Securities and Exchange Commission
January 6, 2015

Selected Consolidated Historical Financial Information of AmericanWest, page 26

2.
The tables of selected financial information and other data represent the consolidated financial information of SKBHC Holdings. Please tell us why the audited financial information of AmericanWest Bank are not disclosed since the definitive agreement with Banner is for the acquisition of AmericanWest Bank. Please also tell us why the audited financial statements of AmericanWest Bank are not available.

Response:  The Agreement and Plan of Merger in connection with Banner’s acquisition of AmericanWest was entered into by and between Banner Corporation, SKBHC and Starbuck Bancshares, Inc. (“Starbuck”).  Under the terms of the Agreement and Plan of Merger, Starbuck will merge into a subsidiary of Banner and, immediately following that merger, Starbuck’s wholly-owned subsidiary bank, AmericanWest Bank will merge into Banner’s wholly-owned subsidiary bank, Banner Bank.

“AmericanWest” is defined on page 12 of the Registration Statement to include Starbuck and AmericanWest Bank.  Starbuck is the parent holding company of AmericanWest Bank.  Starbuck is wholly-owned by SKBHC, a higher tier holding company.  SKBHC is a closely held limited liability company with only 31 members/shareholders and neither SKBHC, nor Starbuck files financial reports with the Securities and Exchange Commission.  Audited financial statements are only available for SKBHC.  Neither SKBHC nor Starbuck has ever engaged independent auditors to conduct financial statement audits for either Starbuck or AmericanWest Bank.

We considered the guidance contained in the Division of Corporation Finance’s Financial Reporting Manual (“FRM”), Section 2065.1, which provides guidance when substantially all of an entity is to be acquired.  While we acknowledge that Starbuck is a separate legal entity, as reflected in the pro forma financial statements on pages 68-90 of the Registration Statement, Starbuck/AmericanWest comprises more than 99.9% of the consolidated assets and equity of SKBHC as of September 30, 2014, and more than 105.0% of SKBHC’s consolidated net income for the nine months ended September 30, 2014 and the twelve months ended December 31, 2013.  In addition, Note 21 of the Notes to Consolidated Financial Statements of the SKBHC Audited Financial Statements and Note 8 of the Notes to the SKBHC Unaudited Interim Consolidated Financial Statements, which were contained in the Form 8-K Banner filed on December 4, 2014, contain Condensed Statements of Financial Condition, Condensed Statements of Income and Condensed Statements of Cash Flows for SKBHC and Starbuck, which allow the reader to identify the differences between these two entities.

Given the insignificant difference between the financial statements of SKBHC and Starbuck/AmericanWest, the detailed analysis of Starbuck/AmericanWest in the pro forma combined financial information and the significant delay and cost that would be required to obtain audited financial statements for Starbuck/AmericanWest, it is our belief that utilizing the SKBHC financial statements provides meaningful disclosure and

Mr. Gus Rodriquez
U.S. Securities and Exchange Commission
January 6, 2015

that disclosure would not be materially improved if audited financial statements of Starbuck/AmericanWest were presented. We also believe that our facts and circumstances are reasonably analogous to the guidance provided in FRM Section   2065.1. Therefore, the SKBHC financial statements have been incorporated into our Registration Statement by reference to our earlier Form 8-K filing.

Comparative Unaudited Pro Forma Per Share Data, page 27

3.	Please revise to disclose historical per share information for AmericanWest and the pro forma AmericanWest equivalent per share information.

Response:   As noted above, Starbuck and AmericanWest Bank are wholly-owned first and second tier subsidiaries, respectively of SKBHC and the sale of those companies has already been approved by the parent companies of each of them.  The transaction that is the subject of the Registration Statement is the acquisition of Siuslaw by Banner.  As such, the historical per share information for AmericanWest and the pro forma AmericanWest equivalent per share information are not relevant to the Siuslaw shareholders who are being asked to vote on the transaction and who will receive Banner common stock as part of the consideration for their shares if the Banner/Siuslaw merger is approved.

We have presented historical per share information for Banner and Siuslaw, as well as pro forma combined per share amounts for Banner and Siuslaw equivalent per share amounts assuming the combination of Banner and Siuslaw and the combination of Banner, Siuslaw and AmericanWest (including the acquisition by AmericanWest of GSB).  We believe this presentation provides the Siuslaw shareholders appropriate information about the effects of each transaction on their investment and the information they need to make an informed decision.

For the foregoing reasons, we do not believe that per share information for AmericanWest would be meaningful to Siuslaw shareholders.

Unaudited Pro Forma Combined Condensed Consolidated Financial Information, page 68

4.
The information presented for AmericanWest has been segregated from the parent holding company SKBHC for the pro forma periods presented. The pro forma statements of financial condition and statements of operations should be based upon the information included in the filing (i.e the historical financial statements). We note that neither the separate audited financial statements nor the interim period financial statements of AmericanWest have been presented. Please tell us how the pro forma financial information presented is in accordance with Rule 11-02 of Regulation S-X.

Response:  The purpose of the pro forma financial information is to provide investors with information about the financial impact of a transaction by showing how it might have affected financial statements if the transaction had been consummated at an earlier

Mr. Gus Rodriquez
U.S. Securities and Exchange Commission
January 6, 2015

time.  In this Registration Statement the investors of concern are the shareholders of Siuslaw who will receive Banner common stock as part of the consideration for the sale of their company.  However, there are multiple proposed transactions that will impact Banner as the surviving company and these transactions are currently anticipated to occur nearly simultaneously.  As a result, it is appropriate to disclose the impact of all of the transactions to the Siuslaw shareholders.  For purposes of the pro forma financial information all of the transactions are assumed to be consummated on the same dates; however, the pro forma financial statements are presented separately to capture the essence of each transaction.  These assumptions are explained in the introductory paragraphs to the “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” on pages 68 and 69 of the Registration Statement.

The pro forma financial statements on pages 70, 73 and 76 reflect the acquisition of Siuslaw by Banner.  Additional pro forma financial statements on pages 71, 74 and 77 reflect the acquisition of GSB by AmericanWest.  The final pro forma financial statements on pages 72, 75 and 78 reflect the acquisition of AmericanWest (including GSB) by Banner.  For each combination, a pro forma consolidated statement of financial condition as of September 30, 2014 and pro forma consolidated statements of operations for the nine months ended September 30, 2014 and twelve months ended December 31, 2013 are presented.  The pro forma financial statements are presented in columnar form showing condensed historical statements for each entity, pro forma adjustments and the pro forma results.  The pro forma adjustments are specifically identified and described in the accompanying explanatory notes.

As noted in our response to Comments 1 and 2 above, audited financial statements for Starbuck/AmericanWest are not available; however, both audited and unaudited financial statements for the top tier parent company, SKBHC, which we filed  on a Current Report on Form 8-K, have been incorporated by reference into the Registration Statement.  Starbuck/AmericanWest comprises nearly all of the assets and contributes an amount that is greater than the net income of SKBHC.  The Pro Forma Consolidated Statements of Financial Condition on page 71 and the Pro Forma Consolidated Statement of Operations on pages 74 and 77 begin with the SKBHC financial data and then eliminate all amounts that are solely attributable to SKBHC to appropriately present Starbuck/AmericanWest’s stand-alone historical financial information.  Those pro forma financial statements were then further adjusted to reflect the combination of AmericanWest with GSB.  Separate pro forma financial statements on pages 72, 75 and 78 reflect the merger of this combined AmericanWest/GSB entity with the pro forma combined Banner/Siuslaw entity.

Mr. Gus Rodriquez
U.S. Securities and Exchange Commission
January 6, 2015

Pro Forma Statements of Financial Condition, page 72

5.	Please revise to disclose the pro forma adjustment to the investment securities which coincides with the pro forma fair value adjustment reflected in the statement of operations on page 75.

Response:  Investment securities being acquired from AmericanWest consist primarily of securities designated as available-for-sale (“AFS”).  AFS securities are carried on AmericanWest’s balance sheet at fair value, so no acquisition accounting adjustment to mark them to fair value is necessary.  Changes in the fair value of AFS securities when recorded for financial reporting purposes are offset by entries to deferred tax assets or liabilities and accumulated other comprehensive income (“AOCI”), a component of equity.  In the acquisition accounting, the former mark-to-market entries in the securities section of the balance sheet are reclassified to premiums or discounts of the respective securities and are subsequently amortized against or accreted to interest income.  The “Pro Forma Consolidated Statements of Operations” for the acquisition of AmericanWest on pages 75 and 78 include adjustments (identified in Note K and described on page 90) to reflect the accretion of the reclassified net discounts related to the AFS securities acquired; however as noted above, no adjustment is required to the “Pro Forma Consolidated Statements of Financial Condition” on page 72.

The description of these adjustments presented in Note K of the “Notes to Pro Forma Adjustments for AmericanWest Merging Into Banner” on page 90 has been revised to explain more clearly the adjustments.  A similar change has been made to Note K of the “Notes to Pro Forma Adjustments for Siuslaw Merging Into Banner” on page 85.

In addition, the adjustments on pages 75 and 78 and in the “Notes to Pro Forma Adjustments for AmericanWest Merging Into Banner” on page 90 have been corrected to properly reflect those adjustments as credits to interest income.  Amendment No. 1 to Form S-4 incorrectly reflected these adjustments as charges to interest income.  We have corrected the “Pro Forma Consolidated Statements of Operations” to reflect these adjustments. These changes resulted in modest changes to the pro forma earnings per share information in the table on page 27 in the final two columns identified as the “Pro Forma Combined Amounts for Banner, Siuslaw and AmericanWest” and “Pro Forma Siuslaw Equivalent Share for Banner, Siuslaw and AmericanWest.”

6.	Please tell us whether there was any pro forma adjustment to the fair value of the deposits to be assumed in the AmericanWest transaction.

Response:  No pro forma fair value adjustment has been projected related to the deposit liabilities being assumed in the Starbuck/AmericanWest transaction. The contractual interest rates on most deposit accounts being assumed is estimated to be at current market rates.

Mr. Gus Rodriquez
U.S. Securities and Exchange Commission
January 6, 2015

7.
Please revise to address the nature of the disposition of the premises and equipment as identified in pro forma Note D on page 89 and whether there would be any impact to the pro forma statement of operations.

Response:  The accounting adjustment reflected in Note D to the “Pro Forma Statement of Financial Condition for AmericanWest Merging into Banner” is intended to reflect non-recurring fair valuation adjustments to premises and equipment, as of the closing date of that transaction, including the write-off of certain assets, including software, signage, furniture, and equipment.  While it is possible to determine that certain assets will have minimal to no utility or value, it is not possible to estimate in a factually supportable manner what effect these adjustments would have had on historical income and expenses and, as a result, what impact on the pro forma statements of operations would be appropriate.

We have added language on page 68 related to the write-off of no longer useful assets and have revised Note D to the “Pro Forma Statements of Financial Condition for AmericanWest Merging Into Banner” on page 89 of the Registration Statement to clarify that this is a fair value adjustment and not an intended disposition of premises or any specific business line.

Pro Forma Consolidated Statement of Operations, page 73

8.
Please address whether there was any pro forma impact on interest and fees on loans for the interim and year end periods for the purchase accounting adjustments reflected in the statements of financial condition for the Siuslaw transaction.

Response: The accounting adjustment reflected in Note B to the “Pro Forma Statement of Financial Condition for Siuslaw Merging into Banner” reflects expected credit losses in the acquired portfolio (nonaccretable difference pursuant to ASC 310-30).  The net interest rate adjustments, as a result of above market note rates for performing loans in the portfolio and their resulting amortization, are estimated to substantially offset the interest rate discount and accretable yield associated with the purchased impaired loans (accretable yield pursuant to ASC 310-30). As a result, no pro forma adjustments to the statements of operations were included.

Pro Forma Consolidated Statement of Operations, page 74

9.
Please address whether there was any pro forma impact on operations for the interim and year-end periods from the OREO, premises and equipment, other assets and other liabilities purchase accounting adjustments reflected in the statements of financial condition for the Greater Sacramento Bancorp transaction.

Response:  The statement of financial condition adjustment to OREO, presented in Note E to the “Notes for Pro Forma Adjustments for Greater Sacramento Bancorp Merging into AmericanWest”, is considered a one-time mark to fair value, as of the closing date

Mr. Gus Rodriquez
U.S. Securities and Exchange Commission
January 6, 2015

of the acquisition.  OREO is subsequently carried at the lower of cost or market value and, therefore, may be subject to future valuation adjustments, but any such future adjustments are not the result of the purchase accounting adjustments.

The statement of financial condition adjustment to premises and equipment, included in Note F to the “Notes to Pro Forma Adjustments for Greater Sacramento Bancorp Merging into AmericanWest”, reflects nonrecurring acquisition date fair valuation adjustments.

The statement of financial condition adjustment to other assets, included in Note J to the “Notes to Pro Forma Adjustment for Greater Sacramento Bancorp Merging into AmericanWest”, reflects write-offs, as of the closing date of that transaction, of assets (certificate of deposit placement costs and debt issuance costs) that are subsumed into the fair value of other assets acquired or liabilities assumed.  These are one-time write-offs and do not have an on-going effect on the statement of operations themselves, however, the fair value marks to the underlying liabilities (CDs, junior subordinated debentures) are reflected in those respective pro forma fair value adjustments.

The statement of financial condition adjustment to other liabilities, presented in Note M to the “Notes to Pro Forma Adjustments for Greater Sacramento Bancorp Merging into AmericanWest”, reflects nonrecurring fair value adjustments for certain liabilities acquired.

It is not possible to estimate in a factually supportable manner what effect these adjustments would have had on historical income and expenses and, as a result, what impact on the pro forma statements of operations would be appropriate; nor do we consider the impacts to be significant.

Pro Forma Consolidated Statement of Operations, page 75

10.
We note that the Banner and Siuslaw pro forma combined amounts for the nine months ended September 30, 2014 (i.e. on page 73) do not agree to the amounts disclosed on page 75. Please revise in your next amendment.

Response:  The amounts on page 75 and page 78 of the Registration Statement have been corrected.

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

*****

Mr. Gus Rodriquez
U.S. Securities and Exchange Commission
January 6, 2015

We appreciate the Staff’s assistance in reviewing Amendment No. 2, and request that the Staff direct any questions concerning the responses to these comments to the undersigned at telephone: (509) 526-8896 or email: Lbaker@bannerbank.com.

Sincerely,

/s/Lloyd W. Baker

Lloyd W. Baker
Chief Financial Officer

cc:           Marc Thomas, Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission
David Lin, Special Counsel, Division of Corporation Finance, Securities and Exchange Commission
John F. Breyer, Jr., Breyer & Associates PC